EXHIBIT 99.1

Bezeq Announces Approval by the Tel Aviv District Court of NIS 3
Billion Distribution; B Communications Ltd. Expects to Receive Approximately NIS 157 Million in Dividends from Bezeq in First Stage Payment Due in May 2011

Ramat-Gan, Israel, April 1, 2011 - B Communications Ltd. (Nasdaq: BCOM) today announced that on March 31, 2011, its controlled subsidiary, Bezeq The Israel Telecommunications Corp. Limited ("Bezeq") has received an approval from the Tel Aviv District Court for a NIS 3 billion distribution which will be distributed to Bezeq's shareholders in six equal, semi-annual payments during 2011-2013. The approval was obtained following the approval of the distribution by shareholders at the Bezeq General Meeting of shareholders. Court approval was required as the amount of the distribution exceeds Bezeq’s accounting profits according to its financial statements.

The distribution payment schedule (without any interest or CPI-linkage payments) is as follows:

The first distribution of NIS 0.5 billion, was announced on March 31 2011 and will be made on May 19, 2011 (and to the extent possible, in close proximity to the regular dividend distribution relating to Bezeq’s profits for the year ended December 31, 2010). B Communications expects to receive approximately NIS 157 million (approximately US $45 million, at current rate) with respect to the first scheduled distribution.

It is hereby also noted that on March 7, 2011, the Board of directors of Bezeq, have decided to recommend to the general meeting of its shareholders, to approve the distribution of a dividend of a total of approximately NIS 1.163 billion or US $335 million) to Bezeq shareholders of record on May 4, 2011. The dividend is expected to be paid on May 19, 2011, subject to the approval of Bezeq shareholders. Accordingly, and subject to the approval of Bezeq shareholders, B Communications also expects to receive approximately NIS 364 million (approximately US $105 million, at current rate) as a dividend on the payment date.

The second distribution of NIS 0.5 billion will be made by the end of November 2011, and to the extent possible together with the regular dividend distribution relating to Bezeq's financial results for the period ending June 30, 2011, If such regular dividend will be actually approved;

The third distribution of NIS 0.5 billion will be made by the end of May 2012, and to the extent possible together with the regular dividend distribution relating to Bezeq's financial results for the period ending December 31, 2011, If such regular dividend will be actually approved;

The fourth distribution of NIS 0.5 billion will be made by the end of November 2012, and to the extent possible together with the regular dividend distribution relating to Bezeq's financial results for the period ending June 30, 2012, If such regular dividend will be actually approved;

The fifth distribution of NIS 0.5 billion will be made by the end of May 2013, and to the extent possible together with the regular dividend distribution relating to Bezeq's financial results for the period ending December 31, 2012, If such regular dividend will be actually approved;

The sixth distribution of NIS 0.5 billion will be made by the end of November 2013, and to the extent possible together with the regular dividend distribution relating to Bezeq's financial results for the period ending June 30, 2013, If such regular dividend will be actually approved.

Assuming full implementation of the Distribution Plan, B Communications is expected to receive approximately NIS 941 Million in dividends from the NIS 3 billion distribution by Bezeq.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) is a holding company with a single asset: the controlling interest (approximately 31.36%) in Bezeq (www.bezeq.co.il), Israel’s incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors. B Communications is a subsidiary of Internet Gold (NASDAQ Global Select Market and TASE: IGLD) and is part of the Eurocom Group. For more information, please visit the following Internet sites:

www.eurocom.co.il
http://igld.com
www.bcommunications.co.il/
http://ir.bezeq.co.il

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620